UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)

Empresas ICA, S.A.B. de C.V.[1] (the “Issuer”)
(Name of Issuer)
Ordinary Shares of Common Stock (“Shares”) Ordinary Participation Certificates (Certificados de Participación Ordinaria or “CPOs”) American Depositary Shares (“ADSs”)
(Title of Class of Securities)

292448206[2]
(CUSIP Number)

David Mercado, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 27, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Translation of Issuer’s name: The ICA Corporation

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.  The CUSIP number 292448206 is only for the American Depositary Shares (“ADSs”). ADSs each represent four ordinary participation certificates (certificados de participación ordinaria, or “CPOs”), each of which represents one Share.

CUSIP No. 292448206

1.	Names of Reporting Persons: María Asunción Aramburuzabala Larregui I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,615,467[1]
	8.	Shared Voting Power 25,622,092 Shares[1]
	9.	Sole Dispositive Power 6,615,467[1]
	10.	Shared Dispositive Power 25,622,092 Shares[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,092 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.1% of the Shares[2]
14.	Type of Reporting Person IN

1  María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.  As described in Item 2, all of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by Trust No. 15203-8 (the “Investor Trust”) for their sole benefit.  The Shares will be held from time to time in the form of CPOs. See Item 6.

2 According to the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2008, there were 498,029,907 Shares outstanding.

CUSIP No. 292448206

1.	Names of Reporting Persons: Lucrecia Aramburuzabala Larregui de Fernández I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,867,925[1]
	8.	Shared Voting Power 25,622,092 Shares[1]
	9.	Sole Dispositive Power 6,867,925[1]
	10.	Shared Dispositive Power 25,622,092 Shares[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,092 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.1% of the Shares[2]
14.	Type of Reporting Person IN

1  María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.  As described in Item 2, all of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by the Investor Trust for their sole benefit.The Shares will be held from time to time in the form of CPOs. See Item 6.

2 According to the Issuer’s annual report on Form 20-F filed with the SEC on June 11, 2008, there were 498,029,907 Shares outstanding.

CUSIP No. 292448206

1.	Names of Reporting Persons: Lucrecia Larregui González de Aramburuzabala I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (natural person)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [X] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,138,700[1]
	8.	Shared Voting Power 25,622,092 Shares[1]
	9.	Sole Dispositive Power 12,138,700[1]
	10.	Shared Dispositive Power 25,622,092 Shares[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,092 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.1% of the Shares[2]
14.	Type of Reporting Person IN

1  María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.  As described in Item 2, all of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by the Investor Trust for their sole benefit.  The Shares will be held from time to time in the form of CPOs. See Item 6.

2 According to the Issuer’s annual report on Form 20-F filed with the SEC on June 11, 2008, there were 498,029,907 Shares outstanding.

Item 1.	Security and Issuer

This statement on Schedule 13D (as amended from time to time, this “Statement”) relates to the ordinary shares of common stock, no par value per share (the “Shares”), of Empresas ICA, S.A.B. de C.V. (the “Issuer”).

The Shares trade in the United Mexican States (“Mexico”). In the United States, the Shares trade in the form of american depositary shares (“ADSs”), each of which represents four ordinary participation certificates (certificados de participación ordinaria, or “CPOs”), each of which represents one Share. Holders of CPOs or ADSs are not permitted to vote the Shares indirectly represented by such CPOs or ADSs.

The Issuer is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose principal executive offices are located at Mineria No.145, Edificio Central, 11800, Mexico, D.F., Mexico.

Item 2.	Identity and Background

(a) – (c) and (f):

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala, each of whom is a Mexican citizen (collectively, the “Investors” or the “Reporting Persons”).

The Shares that are the subject of this Statement are held directly by Trust No. 15203-8, a Mexican trust (the “Investor Trust”).  The Investors are the sole beneficiaries of the Investor Trust. The principal purpose of the Investor Trust is to serve as the vehicle for the Investors’ investments. The principal business address of the Investor Trust is Bosque de Duraznos No. 75, PH, Col. Bosques de las Lomas, 11700, Mexico, D.F., Mexico. The Investors share the power to determine the investment and voting decisions made by the Investor Trust. As a result, ownership of all Shares beneficially owned by the Investor Trust may be deemed to be shared among each of the Investors.

The name, principal business address, present principal occupation and citizenship of each of the Investors are set forth in Schedule I attached hereto.

(d) and (e):

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 27, 2008, the Reporting Persons acquired 928,300 Shares in open market purchases through the Mexican Stock Exchange at an average of Ps.19.03966 per share. The aggregate amount of funds utilized by the Reporting Persons to pay for the Shares was Ps.17,674,518 (US$1,336,952 at an exchange rate of Ps.13.2200 per U.S. dollar, the noon buying rate for Mexican pesos on November 26, 2008 as published by the Federal Reserve Bank of New York).  The Reporting Persons used personal funds to pay for the acquired Shares.

On October 8, 2008, the Reporting Persons acquired 500,000 Shares in open market purchases through the Mexican Stock Exchange at an average of Ps.22.78 per Share. The aggregate amount of funds utilized by the Reporting Persons to pay for such Shares was Ps.11,390,000 (US$866,884, at an exchange rate of Ps.13.1390 per U.S. dollar, the noon buying rate for Mexican pesos on October 8, 2008 as published by the Federal Reserve Bank of New York).

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes in accordance with the terms and conditions set forth in the authorization granted by the board of directors of the Issuer on November 15, 2007 (the “Board Authorization”).  As set forth in Item 6 below, the Board Authorization prohibits the acquisition by the Reporting Persons of more than 9.99% of the outstanding Shares of the Issuer.  See Item 6 below. Subject to the terms and conditions of the Board Authorization, the Reporting Persons plan to acquire additional Shares from time to time up to 9.99% of the outstanding Shares of the Issuer.

Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, subject to the terms and conditions set forth in the Board Authorization or any other authorization granted by the board of directors of the Issuer in the future or any amendment or waiver thereof, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer).

Subject to the terms and conditions set forth in the Board Authorization or any other authorization granted by the board of directors of the Issuer in the future or any amendment or waiver thereof, the Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a)  Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the number of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) On October 8, 2008, the Reporting Persons acquired 500,000 Shares in open market purchases through the Mexican Stock Exchange at an average of Ps.22.78 per Share. The aggregate amount of funds utilized by the Reporting Persons to pay for such Shares was Ps.11,390,000 (US$866,884, at an exchange rate of Ps.13.1390 per U.S. dollar, the noon buying rate for Mexican pesos on October 8, 2008 as published by the Federal Reserve Bank of New York).

On November 27, 2008, the Reporting Persons acquired 928,300 Shares in open market purchases through the Mexican Stock Exchange at an average of Ps.19.03966 per share. The aggregate amount of funds utilized by the Reporting Persons to pay for the Shares was Ps.17,674,518 (US$1,336,952 at an exchange rate of Ps.13.2200 per U.S. dollar, the noon buying rate for Mexican pesos on November 26, 2008 as published by the Federal Reserve Bank of New York).

Other than as described in this Item 5(c), the Reporting Persons have not effected any transactions during the past 60 days in respect of the Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala each has the authority to vote and to dispose of the Shares owned beneficially by the other.

All of the Shares beneficially owned by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala are currently held by the Investor Trust for their sole benefit.

The by-laws of the Issuer (as amended from time to time, the “By-laws”) provide that any significant acquisition of Shares of the Issuer and change of control transactions require the prior approval of the Issuer’s board of directors.  Among other restrictions, pursuant to the By-laws, the authorization of the board of directors of the Issuer is required, prior to the relevant transaction, to effect any transfer of voting shares that would result in any person or group of persons becoming a holder of 5% or more of the outstanding Shares.

On November 1, 2007, the Reporting Persons requested the board of directors of the Issuer to authorize the acquisition of more than 4.99% of the Shares and up to 9.99% of the Shares on the basis that the acquisition of Shares would be for investment purposes.

On November 15, 2007, the board of directors of the Issuer granted its authorization to the Reporting Persons so that they may, in the aggregate, acquire up to 9.99% of the Shares, subject to the following terms and conditions:

(i)           The acquisition shall be made directly or through any other person or trust organized or created under the laws of Mexico, over which the Reporting Persons shall have control and which shall, in any event, be notified to the board of directors of the Issuer;

(ii)           The Shares held by the Reporting Persons shall in no event represent more than 9.99% of the outstanding Shares, and so long as they represent 5% or more of the outstanding Shares, such Shares must be held in the form of CPOs, to the extent possible;

(iii)           If in the event that the CPOs held by the Reporting Persons represent 5% or more of the outstanding Shares, and the Reporting Persons have the intent of converting such CPOs into Shares to exercise the voting rights of the Shares, whether directly or indirectly or through any kind of agreement, then the Reporting Persons must obtain a new authorization from the board of directors of the Issuer in accordance with the Issuer’s By-laws; and

(iv)           As long as the Reporting Persons own 5% or more of the Shares, if any of the Reporting Persons, directly or indirectly (including through family members), acquires an interest in a competitor of the Issuer, its subsidiaries or its affiliates, other than for investment purposes (with certain limited exceptions), the board of directors of the Issuer may consider terminating the effectiveness of the Board Authorization.

The effect of the authorization is to limit the Shares that can be held, in the aggregate, by the Reporting Persons to 9.99% of the outstanding Shares and, because the Shares held by the Reporting Persons must be held, to the extent possible, in the form of CPOs as long as the Reporting Persons are beneficial owners of 5% or more of the outstanding Shares, to provide that the Reporting Persons may not vote the Shares indirectly held by them.

A translation of the letter whereby the Reporting Persons requested authorization to the board of directors of the Issuer and of the Board Authorization are attached to this Statement as exhibits.

Except as herein disclosed, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any Shares.

Item 7.	Material to be filed as Exhibits

99.1	Joint Filing Agreement among María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala, dated as of December 8, 2008
99.2	Reciprocal Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández
99.3	Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Larregui González de Aramburuzabala
99.4	Letter to the board of directors of the Issuer requesting authorization to acquire 5% or more of the Shares, dated as of November 1, 2007
99.5	Authorization granted by the board of directors of the Issuer to acquire 5% or more of the Shares, dated as of November 15, 2007

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:  December 8, 2008

María Asunción Aramburuzabala Larregui

By:	/s/ María Asunción Aramburuzabala Larregui

Lucrecia Aramburuzabala Larregui

By:	/s/ María Asunción Aramburuzabala Larregui
Name:	María Asunción Aramburuzabala Larregui
Title:	Attorney-in-Fact

Lucrecia Larregui González de Aramburuzabala

By:	/s/ María Asunción Aramburuzabala Larregui
Name:	María Asunción Aramburuzabala Larregui
Title:	Attorney-in-Fact

 EXHIBIT INDEX

99.1	Joint Filing Agreement among María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández and Lucrecia Larregui González de Aramburuzabala, dated as of December 8, 2008
99.2	Reciprocal Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández
99.3	Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Larregui González de Aramburuzabala
99.4	Letter to the board of directors of the Issuer requesting authorization to acquire 5% or more of the Shares, dated as of November 1, 2007
99.5	Authorization granted by the board of directors of the Issuer to acquire 5% or more of the Shares, dated as of November 15, 2007

SCHEDULE I

Name	Principal Business Address	Present Principal Occupation	Citizenship
María Asunción Aramburuzabala Larregui	Paseo de los Tamarindos 400-B piso 25, Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip Code 05120. México D.F., México	Chairwoman and CEO of Tresalia Capital, S.A. de C.V. and Private Investor	Mexican
Lucrecia Aramburuzabala Larregui de Fernández	Paseo de los Tamarindos 400-B piso 25 Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip code 05120. México D.F., México	Private Investor	Mexican
Lucrecia Larregui González de Aramburuzabala	Paseo de los Tamarindos 400-B piso 25 Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip code 05120. México D.F., México	Private Investor	Mexican